Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Half Ended June 27, 2014
	($ in millions)
Earnings:
Income before income taxes	$452
Net income attributable to noncontrolling interests	(6)

Income before income taxes after noncontrolling interests	$446
Add:
Interest expense	79
Amortization of debt expense	3
Interest component of rent expense	25

Earnings	$553

Fixed charges:
Interest expense	79
Amortization of debt expense	3
Interest component of rent expense	25

Fixed charges	$107

Ratio of earnings to fixed charges	5.2	x